# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: RAPT Therapeutics, Inc., CIK 0001673772
CUSIP: 75382E109
Title of class of securities: Common Stock, $0.0001 par value per share
Address of issuer's principal executive offices: 561 Eccles Avenue, South San Francisco, California (CA), 94080
Date of event which requires filing of this statement: 12/27/2024
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001969280

## Reporting persons
- TCG Crossover GP II, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 13,193,110; sole dispositive power 0; shared dispositive power 13,193,110; aggregate amount beneficially owned 13,193,110 (9.99% of the class)
  Comment: These securities are held of record by TCG Crossover II (as defined in Item 2(a) below) and consists of (i) 13,135,260 shares of Common Stock and (ii) 57,850 shares of Common Stock subject to pre-funded warrants (the Pre-Funded Warrants). This total excludes 10,334,890 shares of Common Stock subject to the Pre-Funded Warrants not exercisable within 60 days of this Statement because the Pre-Funded Warrants may not be exercised to the extent that doing so would result in the holder of the Pre-Funded Warrants (together with the holder's affiliates and any other persons acting as a group together with the holder or any of the holder's affiliates) beneficially owning more than 9.99 percent of the shares of Common Stock then outstanding immediately after giving effect to such exercise (the Beneficial Ownership Limitation). TCG Crossover GP II (as defined in Item 2(a) below) is the general partner of TCG Crossover II and may be deemed to have voting, investment, and dispositive power with respect to these securities. Chen Yu is the sole managing member of TCG Crossover GP II and may be deemed to share voting, investment and dispositive power with respect to these securities.
  The amount beneficially owned by each Reporting Person (as defined in Item 2(a) below) is determined based on 132,064,678 shares of Common Stock, which is the sum of (i) 132,006,828 shares of Common Stock outstanding as of December 27, 2024 as reported by the Issuer to the Reporting Persons, plus (ii) 57,850 shares of Common Stock issuable upon the exercise of Pre-Funded Warrants.
- TCG Crossover Fund II, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 13,193,110; shared voting power 0; sole dispositive power 13,193,110; shared dispositive power 0; aggregate amount beneficially owned 13,193,110 (9.99% of the class)
  Comment: These securities are held of record by TCG Crossover II and consists of (i) 13,135,260 shares of Common Stock and (ii) 57,850 shares of Common Stock subject to the Pre-Funded Warrants. This total excludes 10,334,890 shares of Common Stock subject to the Pre-Funded Warrants not exercisable within 60 days of this Statement because of the Beneficial Ownership Limitation. TCG Crossover GP II is the general partner of TCG Crossover II and may be deemed to have voting, investment, and dispositive power with respect to these securities. Chen Yu is the sole managing member of TCG Crossover GP II and may be deemed to share voting, investment and dispositive power with respect to these securities.
  The amount beneficially owned by each Reporting Person is determined based on 132,064,678 shares of Common Stock, which is the sum of (i) 132,006,828 shares of Common Stock outstanding as of December 27, 2024 as reported by the Issuer to the Reporting Persons, plus (ii) 57,850 shares of Common Stock issuable upon the exercise of Pre-Funded Warrants.
- Chen Yu: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 13,193,110; sole dispositive power 0; shared dispositive power 13,193,110; aggregate amount beneficially owned 13,193,110 (9.99% of the class)
  Comment: These securities are held of record by TCG Crossover II and consists of (i) 13,135,260 shares of Common Stock and (ii) 57,850 shares of Common Stock subject to the Pre-Funded Warrants. This total excludes 10,334,890 shares of Common Stock subject to the Pre-Funded Warrants not exercisable within 60 days of this Statement because of the Beneficial Ownership Limitation. TCG Crossover GP II is the general partner of TCG Crossover II and may be deemed to have voting, investment, and dispositive power with respect to these securities. Chen Yu is the sole managing member of TCG Crossover GP II and may be deemed to share voting, investment and dispositive power with respect to these securities.
  The amount beneficially owned by each Reporting Person is determined based on 132,064,678 shares of Common Stock, which is the sum of (i) 132,006,828 shares of Common Stock outstanding as of December 27, 2024 as reported by the Issuer to the Reporting Persons, plus (ii) 57,850 shares of Common Stock issuable upon the exercise of Pre-Funded Warrants.

## Item 1. Issuer
Name of issuer: RAPT Therapeutics, Inc.
Address of issuer's principal executive offices: 561 Eccles Avenue, South San Francisco, CALIFORNIA, 94080.

## Item 2. Person Filing
Name of person filing: This joint statement on Schedule 13G is being filed by TCG Crossover Fund II, L.P. (TCG Crossover II), TCG Crossover GP II, LLC (TCG Crossover GP II and together with TCG Crossover II, the Reporting Entities) and Chen Yu (the Reporting Individual). The Reporting Entities and the Reporting Individual are collectively referred to as the Reporting Persons. The Reporting Persons expressly disclaim status as a group for purposes of this Schedule 13G. The agreement among the Reporting Persons to file jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Act is attached to this Statement as Exhibit 99.1. Other than those securities reported herein as being held directly by such Reporting Person, each Reporting Person disclaims beneficial ownership of all securities reported in this Statement except to the extent of such Reporting Person's pecuniary interest therein.
Address of principal business office or, if none, residence: The address of the principal business office of each Reporting Person is 705 High St., Palo Alto, CA 94301.
Citizenship: TCG Crossover GP II is a limited liability company organized under the laws of the State of Delaware. TCG Crossover II is a limited partnership organized under the laws of the State of Delaware. The Reporting Individual is a citizen of the United States of America.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: See Row 9 of the cover page for each Reporting Person and the corresponding comments.
Percent of class: See Row 11 of the cover page for each Reporting Person and the corresponding comments.
Sole power to vote or to direct the vote: See Row 5 of the cover page for each Reporting Person and the corresponding comments.
Shared power to vote or to direct the vote: See Row 6 of the cover page for each Reporting Person and the corresponding comments.
Sole power to dispose or to direct the disposition: See Row 7 of the cover page for each Reporting Person and the corresponding comments.
Shared power to dispose or to direct the disposition: See Row 8 of the cover page for each Reporting Person and the corresponding comments.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: Under certain circumstances set forth in the limited partnership agreement of TCG Crossover II and the limited liability company agreement of TCG Crossover GP II, the general and limited partners or members, as the case may be, of each of such entities may be deemed to have the right to receive dividends from, or the proceeds from, the sale of securities of the Issuer owned by each such entity of which they are a partner or member, as the case may be.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Exhibits
Material to be Filed as Exhibits.

Exhibit 1 - Joint Filing Agreement.

## Signatures
- TCG Crossover GP II, LLC: /s/ Craig Skaling, Authorized Signatory (01/03/2025)
- TCG Crossover Fund II, L.P.: /s/ Craig Skaling, Authorized Signatory (01/03/2025)
- Chen Yu: /s/ Craig Skaling, By POA as Attorney-in-Fact (01/03/2025)